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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4


                               (AMENDMENT NO. 2)


                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          KELLEY OIL & GAS CORPORATION
                                (Name of Issuer)

                          KELLEY OIL & GAS CORPORATION
                       (Name of Person Filing Statement)

              8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                 7 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 1999
                       (Titles of Classes of Securities)

                                  487-736-AA8
                                  487-736-AB6

                    (CUSIP Numbers of Classes of Securities)

                                JOHN F. BOOKOUT
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          KELLEY OIL & GAS CORPORATION
                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200

  (Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications On Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                               CHARLES L. STRAUSS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151

                                 APRIL 19, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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     This Amendment No. 2 (this "Amendment") supplements and amends the information set forth in an Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on April 19, 1999 and amended on May 7, 1999 (as further amended hereby, this "Schedule 13E-4") relating to the offer by Kelley Oil & Gas Corporation, a Delaware corporation (the "Company"), to purchase up to $26.9 million principal amount of the Company's
8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "8 1/2% Debentures") and $34.1 million principal amount of the Company's 7 7/8% Convertible Subordinated Notes due December 15, 1999 (the "7 7/8% Notes", and together with the 8 1/2% Debentures the "Securities"), at an aggregate purchase price of approximately $36.0 million, plus accrued and unpaid interest thereon to the date of repurchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal (the "Letters of Transmittal"; the Offer to Purchase and the Letters of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). On May 7, 1999, the Company issued a press release (the "Press Release") to waive the minimum-tender condition of the Offer. The Offer to Purchase, the Letters of Transmittal and the Press Release are filed herewith as Exhibits (a)(1), (a)(2), (a)(3) and (a)(11) hereto. This amendment reflect changes to page 3 of the Offer to Purchase.


     The following items are amended to read in their entirety as follows:


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


     Except as indicated otherwise, each of the following documents was previously filed with this Schedule 13E-4.


     (a)  (1)* Form of Offer to Purchase dated April 19, 1999.


          (2) Form of Letter of Transmittal for the 8 1/2% Debentures dated April 19, 1999; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (3) Form of Letter of Transmittal for the 7 7/8% Notes dated April 19, 1999, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (4) Form of Notice of Guaranteed Delivery for the 8 1/2% Debentures.

          (5) Form of Notice of Guaranteed Delivery for the 7 7/8% Notes.

          (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the 8 1/2% Debentures.

          (7) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 19, 1999 for the 7 7/8% Notes.

          (8) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the
     8 1/2% Debentures.

          (9) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 19, 1999 for the
     7 7/8% Notes.

          (10) Supplement to Offer to Purchase.


          (11) Press Release of the Company dated May 7, 1999.


     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.
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* Filed herewith

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Dated May 10, 1999


                                            KELLEY OIL & GAS CORPORATION

                                            By:     /s/ RICK G. LESTER
                                              ----------------------------------
                                              Rick G. Lester,
                                              Chief Financial Officer

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                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

     Except as indicated otherwise, each of the following documents was previously filed with this Schedule 13E-4.

        (a)(1)*          -- Form of Offer to Purchase dated April 19, 1999.
            (2)          -- Form of Letter of Transmittal for the 8 1/2% Debentures
                            dated April 19, 1999; together with Guidelines for
                            Certification of Taxpayer Identification Number on
                            Substitute Form W-9.
            (3)          -- Form of Letter of Transmittal for the 7 7/8% Notes dated
                            April 19, 1999, together with Guidelines for
                            Certification of Taxpayer Identification Number on
                            Substitute Form W-9.
            (4)          -- Form of Notice of Guaranteed Delivery for the 8 1/2%
                            Debentures.
            (5)          -- Form of Notice of Guaranteed Delivery for the 7 7/8%
                            Notes.
            (6)          -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies, and Other Nominees dated April 19, 1999
                            for the 8 1/2% Debentures.
            (7)          -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees dated April 19, 1999
                            for the 7 7/8% Notes.
            (8)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies, and Other Nominees
                            dated April 19, 1999 for the 8 1/2% Debentures.

            (9)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees dated April 19, 1999 for the 7 7/8% Notes.
           (10)          -- Supplement to Offer to Purchase.
           (11)          -- Press Release of the Company dated May 7, 1999.


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* Filed herewith